Mail Stop 6010

January 16, 2008

Richard S. Collins
Senior Chief Counsel
MetLife, Inc.
200 Park Avenue
New York, New York 10166

> **Re:** **MetLife, Inc.**
> **Definitive Proxy Statement**
> **Filed March 26, 2007**
> **File No. 001-015787**

Dear Mr. Collins:

We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney